February 15, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I (“Registrant”)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 67 under the Securities Act of 1933, and Amendment No. 296 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.  This Amendment contains the revisions to our January 18, 2013 filing as discussed in the February 12, 2013 correspondence to Alberto Zapata.

The prospectus contained in the Amendment includes the following changes:

•
Removing contract enhancements from the GMWB calculations under LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs.  (For Freedom 6 Net, see pages 173, 178-179, and 182.) (For Freedom Flex, see pages 210, 211, 214-215, and 219.)

•	Changes to the charges for LifeGuard Freedom 6 Net and LifeGuard Freedom Flex. (See pages 6, 10, 12, 52, and 56.)
•	Elimination of the quarterly contract value step-up options under LifeGuard Freedom Flex. (See pages 12, 56-57, and 208).
•	Revisions to the MarketGuard Stretch GMWB. (See pages 230-232, and 234-235.)
•	Revised maximum issue age requirement for LifeGuard Freedom Flex DB NY. (See pages 210, 244, and 250.)
•	Elimination of the current availability of Optional Contract Enhancements. (See pages 5, 37, 38, and 62.)
•
Elimination of the current availability of the following Guaranteed Minimum Withdrawal Benefits:  SafeGuard Max (see pages 6, 43, and 76), AutoGuard 6 (see pages 6, 44, and 85), and Joint For Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex (see pages 6, 53, 57, 183, and 219).

The prospectus also includes revised Guaranteed Annual Withdrawal Amount (GAWA) percentages and related disclosure, and revised Contract Anniversary date and age requirements for the Guaranteed Withdrawal Balance Adjustment for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs. You will note that in the revised GAWA percentage tables in the prospectus on pages 173 and 211, the revised percentages are not shown. In addition, in the disclosure under “Guaranteed Withdrawal Balance Adjustment” on pages 177 and 213, the revised Contract Anniversary date and age requirements are not shown. In place of the revised information, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised information at that time.  The GAWA percentages expected to be included in the subsequent amendment are as follows:

(Page 173)

Ages	Base GAWA% Table (Endorsements issued on or after April 29, 2013)	Optional Income Upgrade Table (Endorsements issued on or after April 29, 2013)
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.25%	5.50%
81+	5.75%	6.00%

(Page 211)

For Endorsements Issued On Or After April 29, 2013:
5% and 6% Bonus Options			7% Bonus Option
Ages	Base GAWA% Table	Optional Income Upgrade Table	Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%	35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%	65 – 69	4.25%	4.50%
75 – 80	5.25%	5.50%	70 – 74	4.75%	5.00%
81+	5.75%	6.00%	75 – 80	5.25%	5.50%
			81+	5.75%	6.00%

In addition, the Contract Anniversary date and age requirements under the Guaranteed Withdrawal Balance Adjustment expected to be included in the subsequent amendment are as follows:

(Pages 177 and 213)

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday (71st birthday for endorsements issued before April 29, 2013),

Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued before April 29, 2013) following the effective date of this endorsement.

With regard to the charge changes for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs, you will note that in the revised charge disclosures in the prospectus on pages 10, 12, 36, and 38, the revised percentages are not shown. In place of the revised information, brackets have been inserted. We will include the revised information in the post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments.  The charge percentages expected to be included in the subsequent amendment are as follows:

LIFEGUARD FREEDOM 6 NET
(Page 10)

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum	Current
For endorsements purchased on or after April 29, 2013	2.52%	1.26%
For endorsements purchased between April 30, 2012 and April 29, 2013	2.22%	1.11%
For endorsements purchased before April 30, 2012	2.10%	1.05%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

(Page 52)

For endorsements purchased on or after April 29, 2013, if you elect this GMWB without the Optional Income Upgrade Table you will pay 0.1050% of the GWB each Contract Month (1.26% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.1250% of the GWB each Contract Month (1.50% annually).

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 2.52% for endorsements without the Optional Income Upgrade Table (2.22% for endorsements purchased between April 30, 2012 and April 29, 2013), and 3.00% for endorsements with the Optional Income Upgrade Table (2.70% for endorsements purchased between April 30, 2012 and April 29, 2013).

LIFEGUARD FREEDOM FLEX
(Page 12)

LifeGuard Freedom Flex GMWB
GMWBS ISSUED ON OR AFTER APRIL 29, 2013

	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

(Page 56)

GMWBS ISSUED ON OR AFTER APRIL 29, 2013

LifeGuard Freedom Flex GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Optional Income Upgrade Table
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.52%	1.26%
6% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

The prospectus in the Amendment is for contracts offered for sale before September 10, 2012.  Thus the changes described herein are applicable only to existing customers making post-issue elections of the optional benefits affected by the changes.

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the prospectus, marked to show changes. The page references cited above are to the marked courtesy copy.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros